UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Argo Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

040125106

(CUSIP Number)

Terry E. Girling
DISA Liquidating Co.
Deltec House, Lyford Cay
P.O. Box N-3229
Nassau, Bahamas

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

April 12, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

SCHEDULE 13D

_________________________________             __________________________________

CUSIP No.:  1144410                             Page    2    of    4   Pages
_________________________________             __________________________________

________________________________________________________________________________
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        DISA Liquidating Co.
________________________________________________________________________________
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
       (See Instructions)                                                (b) [ ]
________________________________________________________________________________
  3    SEC USE ONLY

________________________________________________________________________________
  4    SOURCE OF FUNDS (See Instructions)

        AF
________________________________________________________________________________
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]

________________________________________________________________________________
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
________________________________________________________________________________
                 7    SOLE VOTING POWER
                         -0-
               _________________________________________________________________
 NUMBER OF       8    SHARED VOTING POWER
   SHARES
BENEFICIALLY             -0-
  OWNED BY     _________________________________________________________________
    EACH         9    SOLE DISPOSITIVE POWER
  REPORTING              -0-
   PERSON      _________________________________________________________________
   WITH          10   SHARED DISPOSITIVE POWER

                         -0-
________________________________________________________________________________
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0-
________________________________________________________________________________
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)                                             [ ]
________________________________________________________________________________
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
________________________________________________________________________________
  14   TYPE OF REPORTING PERSON (See Instructions)

        CO
________________________________________________________________________________

             DISA Liquidating Co. (the “Company”) hereby amends the statement on Schedule 13D previously filed by it with respect to the Common Stock, par value $0.01 per share (the “Shares”), of Argo Bancorp, Inc. (the “Issuer”) to report its sale of the Shares.

Item 5. Interest in Securities of the Issuer.

             As of the date of this statement, the Company is no longer the beneficial owner of any Shares of the Issuer. On April 12, 2001, the Company sold the 501,224 Shares it previously owned through Deltec Asset Management LLC on NASDAQ at $14.00 per share.

Page 3 of 4 Pages

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 19, 2001	DISA LIQUIDATING CO.
	By:	/s/ David P. McNaughtan

		Name: Title:	David P. McNaughtan President

Page 4 of 4 Pages